Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
ProLogis 401(k) Savings Plan:
We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-31421) of ProLogis of our report dated June 27, 2007 with respect to the statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules as of and for the year ended December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the ProLogis 401(k) Savings Plan.
KPMG LLP
Denver, Colorado
June 27, 2007